1420 Peachtree Street, N.E. • Suite 800 • Atlanta, Georgia 30309.3053
TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330
January 8, 2021

Via EDGAR

Cara Wirth and Lilyanna Peyser
Office of Trade & Services
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	FLEETCOR Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 2, 2020 File No. 001-35004

Dear Ms. Wirth and Ms. Peyser:

On behalf of our client, FLEETCOR Technologies, Inc. (the “Company”), this letter responds to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter from the Staff dated December 29, 2020 (the “Comment Letter”) in regard to the above-referenced Form 10-K (the “Form 10-K”).

The Company’s response to the comment presented in the Comment Letter is set forth below the full text of the Staff’s comment.

Form 10-K for Fiscal Year Ended December 31, 2019

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed April 28, 2020), page 46

1.We note that you use Adjusted EPS, Relative TSR, and Relative Stock Price Growth as performance metrics for compensation. In future filings, to the extent you continue to use performance metrics that are impacted by your stock repurchases, please discuss if and how the stock repurchases affected the manner in which you set the relevant targets and determined whether such targets were met.
Response: The Company respectfully acknowledges the Staff’s comment and notes that stock repurchases are not excluded from the Company’s performance metrics and that the Compensation Committee evaluates planned stock repurchases when setting performance metric
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U.S. Securities and Exchange Commission
Division of Corporation Finance
January 8, 2021

targets. In future filings, to the extent applicable, the Company will provide additional disclosure regarding how stock repurchases affected the manner in which the Compensation Committee set the relevant performance metric targets and determined whether such targets were satisfied.
In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8967, jtmay@jonesday.com, or by facsimile at 404.581.8330.

Very truly yours,

/s/ Joel T. May

cc:	Ronald F. Clarke, Chief Executive Officer, FLEETCOR Technologies, Inc.
Daniel Fishbein, General Counsel, FLEETCOR Technologies, Inc.